SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Tramford International Limited
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of class of securities)

G89935-10-3
(CUSIP Number)

Beijing Holdings Limited Room 3401-3412 West Tower Shun Tak Centre 200 Connaught Road Central Hong Kong	Mitchell S. Nussbaum Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 212-407-4159

(Persons Authorized to Receive Notices and Communications)

April 23, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐

SIGNATURE
EX-1 SALE AND PURCHASE AGREEMENT

CUSIP No. G89935-10-3			13D	Page 2 of 6

1.	Name of Reporting Person: Beijing Holdings Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Hong Kong Special Administrative Region of the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,559,323

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 5,559,323

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,559,323

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 80.63%

14.	Type of Reporting Person (See Instructions): IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Schedule 13D

Item 1.	Security and Issuer

     This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of Tramford International Limited, a company incorporated under the laws of the British Virgin Islands (“Tramford“). Tramford’s executive office is located at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

Item 2.	Identity and Background

     This statement is filed by Beijing Holdings Limited (“Beijing Holdings” or the “Reporting Person”), a Hong Kong corporation principally engaged in making investments. The address of the principal business office of Beijing Holdings is Room 3401-3412, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

(f)	Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

     The 1,186,441 shares of Common Stock (the “Shares”) were purchased by Beijing Holdings pursuant to a Sale and Purchase Agreement dated as of April 23, 2005 between Beijing Holdings and China Internet Technology Company Limited , as seller of the Shares (the “Agreement”). Pursuant to the Agreement, Beijing Holdings purchased the Shares in consideration of RMB1,300,000.00 (the “Consideration”), which was fully paid on April 25, 2005.

Item 4.	Purpose of Transaction

     The purpose of the transaction was to purchase the Shares for investment purposes. Except as may be provided herein or in the Agreement, the Reporting Person does not have any other plans or proposals which would result in: (i) the acquisition by any person of additional securities in Tramford; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Tramford or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Tramford or any of its subsidiaries; (vi) any change in the present board of directors or management of Tramford, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Tramford; (vi) any other material change in Tramford’s corporate structure, (vii) any changes in Tramford’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tramford by any person; (viii) causing a class of securities of Tramford to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Tramford to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Beijing Holdings is the beneficial owner of 5,559,323 shares of Common Stock, representing approximately 80.63% of the total issued and outstanding Common Stock.

(b)	Beijing Holdings has sole investment and holding power over 5,559,323 shares of Common Stock.

(c)	Other than the Shares, the Reporting Person did not purchase shares of Common Stock of Tramford during the past 60 days.

(d)	To the knowledge of the Reporting Person, no other person is known to have the right to direct the receipt of dividends from, as the proceeds from the sale of the shares owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibit herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Tramford, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

     Exhibit 1 – Sale and Purchase Agreement dated April 23, 2005

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2005

BEIJING HOLDINGS LIMITED
By:	/s/ Zhao Chang Shan
	Name:	Zhao Chang Shan
	Title:	Director